Exhibit 99.1

Date: Amsterdam, the Netherlands, 13 May 2022

WALLBOX N.V.

with its official seat in Amsterdam, the Netherlands

INVITATION

To the 2022 Annual General Meeting (AGM) of Wallbox N.V. (Company)

at 3:00 p.m. CET on Wednesday 22 June 2022

at the Hilton Amsterdam Airport Schiphol at Schiphol Boulevard 701, 1118 BN Schiphol, the Netherlands

Agenda

(1)	Opening

(2)	Discussion of the annual report for the financial year 2021 (discussion item)

(3)	Adoption of the annual accounts for the financial year 2021 (voting item)

(4)	Explanation of policy on reserves and dividends (discussion item)

(5)	Discharge from liability of the directors for the performance of their duties during the financial year 2021 (voting item)

(6)	Reappointment and appointment of the following seven directors of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2023 (voting items):

(a)	Reappointment of Enric Asunción Escorsa as executive director

(b)	Reappointment of Beatriz González Ordóñez as non-executive director

(c)	Reappointment of Francisco J. Riberas Mera as non-executive director

(d)	Reappointment of Diego Diaz Pilas as non-executive director

(e)	Reappointment of Pol Soler Masferrer as non-executive director

(f)	Reappointment of Carl A.W. Pettersson as non-executive director

(g)	Appointment of Donna Kinzel as non-executive director

(7)	Approval of RSU Scheme for non-executive directors of the Company (voting item)

(8)	Authorization of the board to acquire shares in its own capital (voting item)

(9)	Reappointment of BDO Audit & Assurance B.V. as external auditor for the financial year 2022 (voting item)

(10)	Any other business

(11)	Closing

Notes

Copies of the annual report for the financial year 2021, the annual accounts for the financial year 2021 and the explanatory notes to the agenda (as well as any other meeting materials) are available for inspection and can be obtained free of charge by shareholders and others through the Company’s website (https://investors.wallbox.com) and at the offices of the Company at Carrer del Foc 68, 08038 Barcelona, Spain, until the close of the AGM.

Record Date and designated registers

The record date for the AGM is Wednesday 25 May 2022 (Record Date). Those persons with meeting right and those persons with voting rights with respect to shares in the capital of the Company who are listed as such on the Record Date in the Company’s shareholders’ register or in the register maintained by the Company’s U.S. transfer agent, Continental Stock

Transfer & Trust Company, may attend and, if relevant, vote at the AGM (Registered Holders), regardless of who is entitled to the shares in the capital of the Company at the date of the AGM.

Attendance and voting

Class A shares in the capital of the Company confer the right to cast one vote at the AGM. Class B shares in the capital of the Company confer the right to cast ten votes at the AGM.

Attendance and voting at the meeting in person

Registered Holders and persons who beneficially own shares in the capital of the Company through a broker, bank, nominee or other financial intermediary on the Record Date (Beneficial Owners), who wish to attend and vote at the AGM, must notify the Company in writing of their intention to do so no later than 6:00 a.m. CET on Monday 20 June 2022.

Registered Holders must (i) include in their notification to the Company their name and the number of shares in the capital of the Company held by them on the Record Date, (ii) enclose with their notification proof of their ownership of the relevant shares and bring such proof to the AGM, and (iii) bring proof of identity to the AGM.

Beneficial Owners must have their broker, bank, nominee or other financial intermediary with whom the underlying shares in the capital of the Company are on deposit, issue a proxy to them which confirms they are authorized to take part in and vote at the AGM. These Beneficial Owners must (i) include in their notification to the Company their name and the number of shares beneficially owned by them on the Record Date, (ii) enclose with their notification proof of their beneficial ownership of the relevant shares, such as a recent account statement, as well as the aforementioned proxy issued to them, and bring such proof and proxy to the AGM, and (iii) bring proof of identity to the AGM.

Attendance and voting through proxy

In order to be represented and have votes cast at the AGM, Registered Holders may also have themselves represented at the AGM by an electronically recorded or written proxy. A proxy form can be downloaded from the Company’s website (https://investors.wallbox.com). Proxies must be submitted to the Company, such that they are received no later than on Tuesday 21 June 2022 (Eastern Time).

Beneficial Owners should contact and provide voting instructions to their broker, bank, nominee or other financial intermediary to ensure that an electronically recorded or written proxy is granted and submitted to the Company, such that the proxy is received no later than on Tuesday 21 June 2022 (Eastern Time).

Notifications and submission of documents to the Company

Any notification, proxy and any other document to be submitted to the Company in accordance with the procedures described above must be provided via regular mail or e-mail to Continental Stock Transfer & Trust Company, with a copy to the Company (or as otherwise instructed). The address details of Continental Stock Transfer & Trust Company and the Company for this purpose are as set out below:

Continental Stock Transfer & Trust Company

1 State Street – Floor 30

New York, NY 10004-1561

United States of America

Email: proxy@continentalstock.com

Wallbox N.V.

c/o General Counsel

Carrer del Foc 68

08038

Barcelona

Spain

Email: agm@wallbox.com

Registration and admission

Registration will take place at the registration desk at the venue between 2:00 p.m. CET and the commencement of the AGM at 3:00 p.m. CET. It is not possible to register after this time. The chairperson of the AGM decides on all matters relating to admission to the AGM. Any notification, proxy and any other document to be submitted to the Company in accordance with the procedures described above received after the dates and/or times described above, may be ignored. Registered Holders, Beneficial Owners, proxyholders and other attendees who have not complied with or do not comply with the procedures described above may be refused entry to the AGM.

Video webcast

The AGM can be followed remotely by way of a live video webcast. The link for the video webcast shall be made available at our website (https://investors.wallbox.com). No votes can be cast through this medium.

Other matters

In case you have any queries with respect to the AGM, please contact agm@wallbox.com. You are advised to check our website (https://investors.wallbox.com) on a regular basis for updates on the AGM. The official language of the AGM shall be the English language.

The Board,

Wallbox N.V.

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